Dividend Capital Diversified Property Fund Inc. SC TO-I/A

Exhibit (a)(vi)
DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT DATED NOVEMBER 23, 2016
TO THE OFFER TO PURCHASE DATED NOVEMBER 9, 2016
This supplement (this “Supplement”) is part of and should be read in conjunction with the Offer to Purchase of Dividend Capital Diversified Property Fund Inc., dated November 9, 2016 (the “Offer to Purchase”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Offer to Purchase.
Increase to Size of Offer
The Company has increased the size of the Offer to up to 7,392,473 Shares at a purchase price equal to $7.44 per Share, or approximately $55 million of Shares, subject to the terms and conditions of the Offer. In accordance with rules promulgated by the SEC, we may additionally increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer.